

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

July 30, 2009

Daniel J. Warmenhoven
Chief Executive Officer, Chairman of the Board
NetApp, Inc.
495 East Java Drive
Sunnyvale, CA 94089
(408) 822-6000

> **Re: NetApp, Inc.
> Form 10-K for the Fiscal Year Ended April 24, 2009
> File No. 000-27130**

Dear Mr. Warmenhoven:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 24, 2009

Business, page 3

Principal Markets and Distribution Channels, page 7

1.   We note that two U.S. distributors accounted for approximately 10.5% and 10.6% of your net revenues in fiscal 2009. Please tell us why you have not disclosed the names of these distributors. See Item 101(c)(1)(vii) of Regulation S-K.

Backlog, page 7

2.   In your response letter, please tell us the dollar amount of your backlog, if any, as of a date close to the time you filed your annual report and as of a comparable date in the preceding fiscal year. See Item 101(c)(1)(viii) of Regulation S-K.

Manufacturing and Supply Chain, page 8

3.   We note your disclosure in this section that you outsource your manufacturing operations to third parties, use contract manufacturers for the production of major subassemblies, and that you rely on a limited number of suppliers for materials. It appears that you have not filed any agreements with these manufacturers or suppliers as exhibits to your Form 10-K. Please provide us with your analysis as to whether you are substantially dependent for purposes on Item 601(b)(10)(ii)(B) on any of your agreements with these manufacturers or suppliers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 46

4.   In your comparison of the results of operations between the periods, you sometimes refer to two or more sources as components that contributed to a material change. Tell us what consideration you gave to quantifying the amount of the changes that were due to each of the factors or events that you identify. For example, we note several factors identified without quantification in your discussions of the changes in revenue and operating expenses. Refer to Section III. D of SEC Release 33-6835.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matt Crispino, Staff Attorney, at (202) 551-3456 or Mark P. Shuman, Branch Chief – Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant